6 April 2005	Page 1 of 1
Press release

Published on Wednesday 6 April 2005 at 15:15 CET

Sanitec’s offer to purchase High Yield Bond extended until 8 April

Sanitec has extended its offer to purchase its EUR 260,000,000 9% p.a. Senior Notes (“Notes”) until 8 April 2005, unless further extended. The offer was set to expire on 7 April 2005.

As of 4 March 2005, Sanitec had received tenders and consents representing EUR 247.625 million or 95.2% of the Notes. The price determination date was 2:00 p.m., London time, on 4 April 2005 and the price determined will remain unchanged. Settlement is expected to occur on 11 April 2005.

Please refer to the more comprehensive notice attached hereto.

7 April 2005
NOTICE RELATING TO THE OFFER TO PURCHASE FOR CASH
any and all of the outstanding
€260,000,000 9% Senior Notes due 2012
ISINs XS0146398374, XS0146461834 AND XS0160440326
AND SOLICITATION OF CONSENTS FOR PROPOSED AMENDMENTS TO
THE INDENTURE of
SANITEC INTERNATIONAL S.A.

Sanitec International S.A. (the “Company”) today announced, pursuant to its previously announced offer to purchase (the “Offer”) any and all of its outstanding €260,000,000 9% Senior Notes due 2012 (the “Notes”) and the solicitation of related consents (the “Consent Solicitation”), the extension of the Offer upon the terms and subject to the conditions set forth in its Offer to Purchase and Consent Solicitation Statement dated 17 February 2005 (the “Offer Document”) to 9.00a.m., London time, on 8 April 2005 (the “Tender Offer Expiration Date”), unless further extended by the Company.

The Company has not extended the consent expiration date of 4 March 2005 (the “Consent Expiration Date”) and any holders of Notes who tender their Notes after the Consent Expiration Date, but prior to the Tender Offer Expiration Date, will receive only the total offer consideration - which will be an amount based on the yield on the German Bundesobligationen 6.875% due 12 May 2005 plus a fixed spread of 50 basis points. - less a consent payment (the “Consent Payment”) equal to €25 per €1,000 principal amount of Notes purchased. Consents properly delivered prior to the Consent Expiration Date remain valid and will continue to be entitled to the Consent Payment. As of the Consent Expiration Date, the Company had received tenders and consents representing €247.625 million outstanding principal amount of the Notes. The price determination date was 2:00 p.m., London time, on 4 April 2005 and the price determined will remain unchanged. Settlement is expected to occur on 11 April 2005.

The Offer, as extended, continues to be conditional upon the satisfaction or waiver by the Company, of the conditions set forth in the Offer Document. Upon the terms and subject to the conditions of the Offer Document, the Company will continue to accept for payment any and all Notes validly tendered prior to the Tender Offer Expiration Date.

Dealer Managers and Solicitation Agents:

The Royal Bank of Scotland plc at +44 20 7085 6743

Greenwich Capital Markets, Inc. at + 1 203 618 6148

UBS Limited: Liability Management Group at +44 20 7568 3118

UBS Securities LLC: Liability Management Group at + 1203 719 5479

Tender Agents:

The Bank of New York, London Branch or The Bank of New York (Luxembourg)
S.A. at +44 20 7964 4835

The Offer is made upon, and is completely subject to, the detailed terms and conditions set forth in the Offer Document which contains important information and should be read carefully before any decision is made with respect to the Offer.

This announcement does not constitute a recommendation regarding the Offer and Consent Solicitation or an offer to purchase the Notes. Noteholders should seek advice from an independent financial adviser as to the suitability of the Offer for the individual concerned.

The contents of this notice are the sole responsibility of Sanitec International S.A.